United States securities and exchange commission logo





                              August 24, 2023

       Jeffrey Tirman
       Chief Executive Officer
       Abri SPAC I, Inc.
       9663 Santa Monica Blvd., No. 1091
       Beverly Hills, CA 90210

                                                        Re: Abri SPAC I, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed August 14,
2023
                                                            File No. 333-268133

       Dear Jeffrey Tirman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-4 filed August 14,
2023

       Background of the Business Combination, page 95

   1. We note your disclosure that in July 2023, Abri and the Sponsor discontinued discussions of a PIPE investment.
Please further revise to clarify why the parties discontinued these discussions.
       Material U.S. Federal Income Tax Consequences
       Material U.S. Federal Income Tax Consequences of the Business Combination to Holders of
       DLQ Parent Common Stock, page 138

   2. We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise your filing to clearly state
that the disclosure in this section is the opinion of counsel and clearly identify and
articulate the opinion being rendered. Refer to Section III.B.2 of Staff
 Jeffrey Tirman
Abri SPAC I, Inc.
August 24, 2023
Page 2
      Legal Bulletin No. 19.
General

3. Please update the interim financial statements for Abri SPAC I and DLQ Inc. to include financial statements for the quarterly and year to date period ended June 30, 2023. Refer to Rule 8-08 of Regulation S-X.
4. We reissue comment 10 from our letter dated June 23, 2023 in part. We note your disclosure regarding the ELOC for additional funds of up to $30,000,000. Please revise the disclosure throughout to clarify whether you would issue shares at a discount, including a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination, and whether and to what extent the ELOC may be a source of dilution for shareholders who elect not to redeem their shares in connection with the business combination. Please provide disclosure of the impact of this source of dilution at each of the redemption levels detailed in your sensitivity analyses, including any needed assumptions.
       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Tirman
                                                            Division of
Corporation Finance
Comapany NameAbri SPAC I, Inc.
                                                            Office of Trade &
Services
August 24, 2023 Page 2
cc:       Alex Weniger-Araujo, Esq.
FirstName LastName